Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

June 9, 2005

File No.82-3300



Securities Exchange Com
Division of Corporation Fi
Office of International Cor
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1		June 9, 2005	Continual disclosure, as on **Book Closure date** of the Company for the purpose of declaration of dividend, under **Regulation 8(3)** of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Thanking you,

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**



VINOD AMBANI
PRESIDENT & COMPANY SECRETARY

Encl : a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phones : 3032 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022 - 2204 2268, 2285 2214 Website : www.ril.com

Strictly Confidential

June 9, 2005

THE SECRETARY
THE STOCK EXCHANGE, MUMBAI
PHIROZE JEEJEEBHOY TOWERS
DALAL STREET
MUMBAI 400 001

THE SECRETARY
NATIONAL STOCK EXCHANGE OF INDIA LTD.
EXCHANGE PLAZA, 5TH FLOOR, PLOT NO.C/1,
G BLOCK, BANDRA KURLA COMPLEX
BANDRA (EAST), MUMBAI 400 051

THE SECRETARY
CALCUTTA STOCK EXCHANGE ASSN. LTD.
7 LYONS RANGE
KOLKATA 700 001

Dear Sirs,

Sub : **Continual disclosure, as on Book Closure date of the Company for the purpose of declaration of dividend, under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997**

The Register of Members and Share Transfer Books of our Company remained closed for the period from 14th May, 2005 to 21st May, 2005 (both days inclusive), to reckon the names of persons entitled to receive Dividend for the financial year 2004-2005.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 in respect of the share holdings of the Promoters or every person having control over the Company and persons acting in concert with them as on the date of above book-closure for dividend.

Thanking you,


NSEIL
0 . JUN 2005
Contents not Verified

Yours faithfully,
For **RELIANCE INDUSTRIES LIMITED**



VINOD AMBANI
PRESIDENT & COMPANY SECRETARY

Encl : a/a

Details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s)} by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company (Reporting company) — Reliance Industries Limited

Date of reporting — As on May 13, 2005

Name of Stock Exchanges where shares of reporting Company are listed — The Stock Exchange, Mumbai; National Stock Exchange of India Limited; The Calcutta Stock Exchange Association Limited

(I) Information about persons holding more than 15% shares of voting rights (VRs)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company).											
Names	As on March 31, 2005		As on March 31, 2004		Changes if any between (A) & (B)		As on Book Closure date for dividend (for the year 2005)		As on Book Closure date for dividend (for the year 2004)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NOT APPLICABLE						NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31, 2005		As on March 31, 2004		Changes if any between (A) & (B)		As on Book Closure date for dividend (for the year 2005)		As on Book Closure date for dividend (for the year 2004)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
Promoter(s) or every person having control over a company	NOT APPLICABLE											
- As per Annexure A attached							17 63 15 078	12.65	17 63 41 053	12.63	- 25 975	0.00
P[illegible]n(s) acting in concert with him												
- As per Annexure B attached							47 53 25 406	34.11	47 53 28 980	34.04	- 3 574	0.00
TOTAL -->							65 16 40 484	46.76	65 16 70 033	46.67	- 29 549	0.00

Reliance Industries Limited MUMBAI

For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

Place : Mumbai
Date : June 9, 2005

Annexure - A

Reliance Industries Limited
Disclosure under regulation 8(3)

Sr No	Name	As on Book Closure date for dividend (for the year 2005)		As on Book Closure date for dividend (for the year 2004)		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
1	Petroleum Trust -(through Trustees for sole beneficiary - M/s Reliance Industrial Investments & Holdings Ltd.)	10 46 60 154	7.51	10 46 60 154	7.50	0	0.00
2	Fiery Investments and Leasing Private Limited	1 10 75 630	0.79	1 10 75 630	0.79	0	0.00
3	Sanatan Textrade Private Limited	84 26 808	0.60	84 26 808	0.60	0	0.00
4	Clarion Investments and Trading Company Private Limited	78 61 364	0.56	78 71 364	0.56	- 10 000	0.00
5	Orson Trading Private Limited	67 66 567	0.49	67 66 567	0.48	0	0.00
6	Nikhil Investments Company Private Limited	50 59 714	0.36	50 59 714	0.36	0	0.00
7	Real Fibres Private Limited	42 82 054	0.31	42 82 054	0.31	0	0.00
8	Smt. K.D. Ambani	36 65 227	0.26	36 65 227	0.26	0	0.00
9	Pams Investments and Trading Company Private Limited	31 84 983	0.23	31 84 983	0.23	0	0.00
10	Hercules Investments Private Limited	31 48 647	0.23	31 48 647	0.23	0	0.00
11	Reliance Consolidated Enterprises Private Limited	24 88 734	0.18	24 88 734	0.18	0	0.00
12	Shri A.D. Ambani	18 59 271	0.13	18 59 271	0.13	0	0.00
13	Shri M.D. Ambani	18 57 923	0.13	18 57 923	0.13	0	0.00
14	Smt. Nita Ambani	16 99 073	0.12	16 99 073	0.12	0	0.00
15	Ms. Isha M. Ambani	16 82 195	0.12	16 82 195	0.12	0	0.00
16	Master Akash M. Ambani	16 81 595	0.12	16 81 595	0.12	0	0.00
17	Master Jayanmol Ambani	16 69 759	0.12	16 69 759	0.12	0	0.00
18	Smt. Tina Ambani	16 50 832	0.12	16 50 832	0.12	0	0.00
19	Jagdishvar Investments and Trading Company Private Limited	10 67 453	0.08	10 67 453	0.08	0	0.00
20	Jagdanand Investments and Trading Company Private Limited	9 56 604	0.07	9 56 604	0.07	0	0.00
21	Kedareshwar Investments and Trading Company Private Limited	6 48 303	0.05	6 48 303	0.05	0	0.00
22	Kankhal Investments and Trading Company Private Limited	5 90 601	0.04	5 90 601	0.04	0	0.00
23	Shri R.H. Ambani	2 29 023	0.02	1 81 498	0.01	47 525	0.00
24	Shri Dattaraj Salgaokar	54 070	0.00	88 070	0.01	- 34 000	0.00
25	Smt. Dipti D. Salgaokar	45 056	0.00	71 056	0.01	- 26 000	0.00
26	Smt. Nina B. Kothari	2 326	0.00	2 326	0.00	0	0.00
27	Smt. Smita N. Ambani (deceased)	1 112	0.00	1 112	0.00	0	0.00
28	Shri B.H. Kothari	0	0.00	3 500	0.00	- 3 500	0.00
	TOTAL -->	**17 63 15 078**	**12.65**	**17 63 41 053**	**12.63**	**- 25 975**	**0.00**


Reliance Industries Limited
MUMBAI

Annexure - B

Reliance Industries Limited
Disclosure under regulation 8(3)

Sr No	Name	As on Book Closure date for dividend (for the year 2005)		As on Book Closure date for dividend (for the year 2004)		Changes, if any	
		No of shares (a)	% (b)	No of shares (c)	% (d)	No. of shares (a-c)	% (b-d)
1	Sanchayita Mercantile Private Limited	3 42 59 091	2.46	3 42 59 091	2.45	0	0.00
2	Reliance Enterprises Limited	3 15 20 000	2.26	3 15 23 304	2.26	- 3 304	0.00
3	Florentine Trading Private Limited	2 61 15 686	1.87	2 61 15 686	1.87	0	0.00
4	Velocity Trading Private Limited	2 46 06 830	1.77	2 46 06 830	1.76	0	0.00
5	Madhuban Merchandise Private Limited	2 43 50 000	1.75	2 43 50 000	1.74	0	0.00
6	Ornate Traders Private Limited	1 95 67 290	1.40	1 95 67 290	1.40	0	0.00
7	Reliance Polyolefins Private Limited	1 90 90 909	1.37	1 90 90 909	1.37	0	0.00
8	Tresta Trading Private Limited	1 65 47 904	1.19	1 65 47 904	1.19	0	0.00
9	Amur Trading Private Limited	1 65 10 300	1.18	1 65 10 300	1.18	0	0.00
10	Reliance Capital Limited	1 64 73 678	1.18	1 64 73 778	1.18	-100	0.00
11	Yangste Trading Private Limited	1 62 30 869	1.16	1 62 30 869	1.16	0	0.00
12	Reliance Aromatics and Pertochemicals Private Limited	1 60 29 090	1.15	1 60 29 090	1.15	0	0.00
13	Reliance Energy and Project Development Private Limited	1 60 29 090	1.15	1 60 29 090	1.15	0	0.00
14	Reliance Chemicals Private Limited	1 45 68 372	1.05	1 45 68 372	1.04	0	0.00
15	Dainty Investment & Leasings Private Limited	93 75 779	0.67	93 75 779	0.67	0	0.00
16	Rashi Trading Company Private Limited	93 40 888	0.67	93 40 888	0.67	0	0.00
17	Saumya Finance & Leasing Company Private Limited	88 53 357	0.64	88 53 357	0.63	0	0.00
18	Fidelity Shares & Securities Private Limited	77 78 835	0.56	77 78 835	0.56	0	0.00
19	Riyaz Trading Private Limited	74 61 648	0.54	74 61 648	0.53	0	0.00
20	Kudrat Investment & Leasing (India) Private Limited	32 59 436	0.23	32 59 436	0.23	0	0.00
21	Rishiraj Merchandise Private Limited	26 57 916	0.19	26 57 916	0.19	0	0.00
22	Aavaran Textiles Private Limited	25 12 134	0.18	25 12 134	0.18	0	0.00
23	Silvassa Hydrocarbons and Investments Private Limited	24 95 328	0.18	24 95 328	0.18	0	0.00
24	Pururava Traders Private Limited	23 42 920	0.17	23 42 920	0.17	0	0.00
25	Silkina Trading Private Limited	23 36 680	0.17	23 36 680	0.17	0	0.00
26	Jogiya Traders Private Limited	22 89 059	0.16	22 89 059	0.16	0	0.00
27	Shangrila Investments & Trading Company Private Limited	21 69 827	0.16	21 69 827	0.16	0	0.00
28	Innova Tradecom Private Limited	20 01 159	0.14	20 01 159	0.14	0	0.00
29	Nirupama Traders Private Limited	19 36 163	0.14	19 36 163	0.14	0	0.00
30	Sundale Merchandise Private Limited	19 30 903	0.14	19 30 903	0.14	0	0.00
31	Chaitanya Commercials Private Limited	19 30 303	0.14	19 30 303	0.14	0	0.00
32	Gaylord Investments & Trading Company Private Limited	19 28 965	0.14	19 28 965	0.14	0	0.00
33	Gaiety Mercantile Private Limited	19 20 263	0.14	19 20 263	0.14	0	0.00
34	Elite Mercantile Private Limited	19 09 543	0.14	19 09 543	0.14	0	0.00
35	Sumiran Investments Private Limited	19 04 535	0.14	19 04 535	0.14	0	0.00
36	Swarag Traders Private Limited	19 01 444	0.14	19 01 757	0.14	-313	0.00
37	Spellbound Trading Private Limited	18 72 868	0.13	18 72 868	0.13	0	0.00
38	Pratiksha Finance & Leasing Company Private Limited	18 69 900	0.13	18 69 900	0.13	0	0.00
39	Niharika Synthetics Trading Private Limited	18 60 356	0.13	18 60 356	0.13	0	0.00
40	Bhagirath Traders Private Limited	18 06 063	0.13	18 06 063	0.13	0	0.00
41	Parasakthi Trading Company Private Limited	18 01 090	0.13	18 01 090	0.13	0	0.00
42	Radharaman Textiles Trading Private Limited	17 93 605	0.13	17 93 605	0.13	0	0.00
43	Sridivya Trading Private Limited	17 85 043	0.13	17 85 093	0.13	-50	0.00
44	Hexagon Trading & Investments Private Limited	17 72 649	0.13	17 72 649	0.13	0	0.00
45	Devpriya Mercantile Private Limited	17 72 413	0.13	17 72 413	0.13	0	0.00
46	Smruti Mercantile Private Limited	17 71 263	0.13	17 71 263	0.13	0	0.00
47	Swarna Traders Private Limited	17 60 813	0.13	17 60 813	0.13	0	0.00
48	Rajkiran Synthetics Private Limited	17 58 234	0.13	17 58 284	0.13	-50	0.00
49	Avshesh Mercantile Private Limited	17 54 813	0.13	17 54 813	0.13	0	0.00
50	Vatayan Synthetics Private Limited	17 31 634	0.12	17 31 634	0.12	0	0.00
51	Rajniketan Traders Private Limited	17 22 214	0.12	17 22 214	0.12	0	0.00
52	Avada Trading Company Private Limited	16 47 705	0.12	16 47 705	0.12	0	0.00
53	Kalpavriksha Trading Private Limited	16 11 323	0.12	16 11 323	0.12	0	0.00
54	Vanraj Merchandise Private Limited	16 10 063	0.12	16 10 063	0.12	0	0.00



MUMBAI

Sr No	Name	As on Book Closure date for dividend (for the year 2005)		As on Book Closure date for dividend (for the year 2004)		Changes, if any	
		No of shares (a)	% (b)	No of shares (c)	% (d)	No. of shares (a-c)	% (b-d)
55	Deep Mercantile Private Limited	16 09 163	0.12	16 09 163	0.12	0	0.00
56	Cube Investments Private Limited	16 08 726	0.12	16 08 726	0.12	0	0.00
57	Platinum Commercials Private Limited	16 07 313	0.12	16 07 313	0.12	0	0.00
58	Ornamental Trading Enterprises Private Limited	15 85 463	0.11	15 85 463	0.11	0	0.00
59	Chandragupta Traders Private Limited	15 76 492	0.11	15 76 492	0.11	0	0.00
60	Kaveri Commercials Private Limited	15 31 182	0.11	15 31 182	0.11	0	0.00
61	Esteem Textiles Trading Private Limited	15 24 267	0.11	15 24 267	0.11	0	0.00
62	Srenik Traders Private Limited	15 10 204	0.11	15 10 254	0.11	-50	0.00
63	Orator Trading Enterprises Private Limited	14 85 696	0.11	14 85 696	0.11	0	0.00
64	Ascent Tradecom Private Limited	14 70 794	0.11	14 70 794	0.11	0	0.00
65	Arundhati Traders Private Limited	14 48 906	0.10	14 48 956	0.10	-50	0.00
66	Suprabhat Tradecom Private Limited	14 47 163	0.10	14 47 163	0.10	0	0.00
67	Shrusti Trading Private Limited	14 40 203	0.10	14 40 203	0.10	0	0.00
68	Khodiyar Trading & Investments Private Limited	14 40 063	0.10	14 40 063	0.10	0	0.00
69	Vasishtha Tradecom Private Limited	14 32 743	0.10	14 32 743	0.10	0	0.00
70	Kunjvan Texfab Private Limited	14 04 506	0.10	14 04 506	0.10	0	0.00
71	Unicom Trading Enterprises Private Limited	13 90 677	0.10	13 90 677	0.10	0	0.00
72	Revlon Trading Company Private Limited	13 79 109	0.10	13 79 109	0.10	0	0.00
73	Bloom Trading Private Limited	13 66 548	0.10	13 66 548	0.10	0	0.00
74	Lazor Syntex Private Limited	13 49 403	0.10	13 49 403	0.10	0	0.00
75	Dadhichi Texfab Private Limited	12 94 511	0.09	12 94 511	0.09	0	0.00
76	Hansdhwani Trading Company Private Limited	12 90 565	0.09	12 90 565	0.09	0	0.00
77	Vijeta Commercials Private Limited	12 87 300	0.09	12 87 300	0.09	0	0.00
78	Nirantar Merchandise Private Limited	12 87 263	0.09	12 87 263	0.09	0	0.00
79	Anusudha Tradecom Private Limited	12 80 291	0.09	12 80 291	0.09	0	0.00
80	Spark Tradecom Private Limited	12 80 063	0.09	12 80 063	0.09	0	0.00
81	Advitiya Fabrics Private Limited	12 41 229	0.09	12 41 229	0.09	0	0.00
82	Cyril Traders Private Limited	12 39 964	0.09	12 39 964	0.09	0	0.00
83	Rhino Bags Private Limited	12 38 812	0.09	12 38 812	0.09	0	0.00
84	Guruvas Textiles Private Limited	12 02 817	0.09	12 01 705	0.09	1 112	0.00
85	Reliance Welfare Association	11 70 734	0.08	11 70 734	0.08	0	0.00
86	Ranjana Traders Private Limited	11 69 075	0.08	11 69 075	0.08	0	0.00
87	Eminent Commercials Private Limited	11 34 563	0.08	11 34 563	0.08	0	0.00
88	Indra-dham Traders Private Limited	11 28 033	0.08	11 28 033	0.08	0	0.00
89	Antariksh Commercials Private Limited	11 27 463	0.08	11 27 463	0.08	0	0.00
90	Kinnari Merchandise Private Limited	11 27 081	0.08	11 27 081	0.08	0	0.00
91	Capable Commercials Private Limited	10 96 737	0.08	10 96 746	0.08	-9	0.00
92	Shiny Leasing & Holdings Private Limited	10 95 896	0.08	10 96 296	0.08	-400	0.00
93	Reliance Exports Private Limited (Formerly Vimal Fabrics Limited)	10 87 240	0.08	10 87 240	0.08	0	0.00
94	Kanakdhara Traders Private Limited	10 18 749	0.07	10 18 749	0.07	0	0.00
95	Vicraze Investments & Trading Company Private Limited	10 07 468	0.07	10 07 518	0.07	-50	0.00
96	Aakrosh Investments & Leasing Private Limited	10 02 558	0.07	10 02 558	0.07	0	0.00
97	Prasiddhi Trading Private Limited	9 60 663	0.07	9 60 713	0.07	-50	0.00
98	Antarang Traders Private Limited	9 60 609	0.07	9 60 609	0.07	0	0.00
99	Neelam Mercantile Private Limited	9 60 409	0.07	9 60 459	0.07	-50	0.00
100	Anuchit Traders Private Limited	8 62 293	0.06	8 62 293	0.06	0	0.00
101	Lavanya Holdings & Trading Private Limited	8 60 263	0.06	8 60 313	0.06	-50	0.00
102	Akshar Traders Private Limited	8 59 535	0.06	8 59 535	0.06	0	0.00
103	Shital Texturising Private Limited	8 57 788	0.06	8 57 788	0.06	0	0.00
104	Panchtirth Trading Private Limited	8 07 483	0.06	8 07 483	0.06	0	0.00
105	Charishma Investments Private Limited	8 07 209	0.06	8 07 209	0.06	0	0.00
106	Adbhut Trading Company Private Limited	7 89 464	0.06	7 89 464	0.06	0	0.00
107	Biraaj Textiles Trading Private Limited	7 84 946	0.06	7 84 997	0.06	-51	0.00
108	Sugam Texturising Private Limited	6 52 262	0.05	6 52 262	0.05	0	0.00
109	Shruti Traders Private Limited	6 26 376	0.04	6 26 376	0.04	0	0.00
110	Chikki Fertilizers Trading & Agencies Private Limited	5 99 663	0.04	5 99 663	0.04	0	0.00
111	Avron Trading Private Limited	5 69 364	0.04	5 69 473	0.04	-109	0.00
112	Navketan Commercials Private Limited	5 50 029	0.04	5 50 029	0.04	0	0.00
113	Akshya Textiles Trading & Agencies Private Limited	5 32 746	0.04	5 32 746	0.04	0	0.00


Reliance Industries Limited
MUMBAI

Sr No	Name	As on Book Closure date for dividend (for the year 2005)		As on Book Closure date for dividend (for the year 2004)		Changes, if any	
		No of shares	%	No of shares	%	No. of shares	%
		(a)	(b)	(c)	(d)	(a-c)	(b-d)
114	Bindi Chemicals Agencies & Trading Private Limited	4 81 504	0.03	4 81 504	0.03	0	0.00
115	Prolab Synthetics & Detergents Private Limited	3 12 500	0.02	3 12 500	0.02	0	0.00
116	Vita Investment & Trading Company Private Limited	3 08 395	0.02	3 08 395	0.02	0	0.00
117	Classic Merchant Bankers Private Limited	2 92 265	0.02	2 92 265	0.02	0	0.00
118	Lordwest Investments & Trading Company Private Limited	2 80 652	0.02	2 80 652	0.02	0	0.00
119	Maxwell Dyes & Chemicals Private Limited	2 33 900	0.02	2 33 900	0.02	0	0.00
120	Tejasvi Trading Company Private Limited	2 30 663	0.02	2 30 663	0.02	0	0.00
121	Auspicious Investments Private Limited	1 99 989	0.01	1 99 989	0.01	0	0.00
122	Proline Investments Private Limited	1 65 783	0.01	1 65 783	0.01	0	0.00
123	Sameep Trading Private Limited	1 30 823	0.01	1 30 823	0.01	0	0.00
124	Lazor Detergents Private Limited	1 18 400	0.01	1 18 400	0.01	0	0.00
125	Yashasvi Holdings Private Limited	93 773	0.01	93 773	0.01	0	0.00
126	Reliance Industrial Infrastructure Limited	86 000	0.01	86 000	0.01	0	0.00
127	Pratik Holdings & Trading Private Limited	36 842	0.00	36 842	0.00	0	0.00
128	Rajtilak Holdings & Trading Private Limited	32 109	0.00	32 109	0.00	0	0.00
129	Creditable Investments Private Limited	10 467	0.00	10 467	0.00	0	0.00
130	Darshan Securities Private Limited	8 000	0.00	8 000	0.00	0	0.00
131	Sihasan Holdings & Trading Private Limited	6 963	0.00	6 963	0.00	0	0.00
	TOTAL -->	**47 53 25 406**	**34.11**	**47 53 28 980**	**34.04**	**- 3 574**	**0.00**


Reliance Industries Limited
MUMBAI